UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Introductory Note
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
As previously disclosed, the JPLs have provided six reports (the “Reports”) to the Court (on October 31, 2022, December 1, 2022, March 1, 2023, June 1, 2023, September 1, 2023 and December 1, 2023).
Judgement in HK Proceedings
As set out in the Reports, the JPLs initiated certain legal proceedings in Hong Kong regarding the Company’s indirectly owned Hong Kong subsidiaries (the “HK Proceedings”). On 8 February, 2024, the High Court of the Hong Kong Special Administrative Region issued its judgment in the HK Proceedings, which can be accessed at:
https://legalref.judiciary.hk/lrs/common/ju/loadPdf.jsp?url=https://legalref.judiciary.hk/doc/judg/word/vetted/other/en/2022/HCA001407_2022.docx&mobile=N

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: February 12, 2024